UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

  Innovative Eyewear, Inc.      (Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

               45791D109

(CUSIP Number)

Vladimir Galkin

10900 NW 97th Street, #102

Miami, FL 33178

                                                                                (310) 880-6330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  September 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 45791D109	Page 2 of 7

1.Names of Reporting Persons. Vladimir Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 420,000 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 420,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 420,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 26.7% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimi Galkin and Angela Galkin are husband and wife. Ms. Galkin has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust.  Accordingly, Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 420,000 shares of common stock, which are held by the Galkin Revocable Trust.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

13D

CUSIP No. 45791D109	Page 3 of 7

1.Names of Reporting Persons. Angelica Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 420,000 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 420,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 420,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 26.7% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.  Vladimi Galkin and Angela Galkin are husband and wife. Angelica Galkin has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust.  Accordingly, Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 420,000 shares of common stock, which are held by the Galkin Revocable Trust.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

13D

CUSIP No. 45791D109	Page 4 of 7

1.Names of Reporting Persons. Angelica Galkin Revocable Trust (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization Florida
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 420,000 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 420,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 420,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 26.7% (1) (2)
14. Type of Reporting Person OO

(1)The shares of Common Stock are held by the Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimi Galkin and Angela Galkin are husband and wife. Angelica Galkin has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust.  Accordingly, Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 420,000 shares of common stock, which are held by the Galkin Revocable Trust.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

13D

CUSIP No.  45791D109                     Page 5 of 7

ITEM 1.Security and Issuer

This statement on Schedule 13D (this “ Schedule 13D”) originally filed with the Securities and Exchange Commission (the “ SEC”) on September 23, 2024, jointly by (i) Vladimir Galkin and Angelica Galkin, husband and wife, each a citizen of the United States of America; and ii) The Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”) (collectively, the “Reporting Persons” and individually, a “Reporting Person”), with respect to the shares of the common stock, par value $0.00001 per share (the “ Common Stock”), of Innovative Eyewear, Inc., a Florida corporation (the “ Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Schedule 13D.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Galkin Revocable Trust used personal funds and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately i) $4,961,164 was paid by the Reporting Persons to acquire 785,144 shares of Common Stock; and ii) $2,540,174 was received by the Reporting Persons as payment for the sale of 365,144 shares of Common Stock reported herein. Part of the purchase price to acquire such shares of Common Stock was obtained through margin borrowing.

ITEM 5. Interest in Securities of the Issuer.

(a)As of the date hereof, each of Vladimir Galkin, Angelica Galkin, and the Galkin Revocable Trust may be deemed to beneficially own 420,000 shares of Common Stock held by the Galkin Revocable Trust, representing approximately 26.7% of the outstanding shares of Common Stock of Issuer.

The foregoing beneficial ownership percentages reported in this Item 5 are based upon 1,570,569 shares of the Issuer’s Common Stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

(b)See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.

(c)All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

(d)Not applicable.

(e)No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

ITEM 7. Material to Be Filed as Exhibits.

1.Exhibit A - Joint Filing Agreement of the Reporting Persons.

13D

CUSIP No.  45791D109                   Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 23, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 23, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 23, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee

13D

   CUSIP No.  45791D109                 Page 7 of 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock of the Issuer which were effectuated by Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Name of Reporting Person	Date of Transactions	Type of Transactions	Number of Securities	Price Per Share(1)
Galkin Revocable Trust	09/16/24	Purchase	438,408	$ 5.68
Galkin Revocable Trust	09/16/24	Sale	(106,661)	$ 6.19
Galkin Revocable Trust	09/17/24	Purchase	346,736	$ 7.12
Galkin Revocable Trust	09/17/24	Sale	(258,483)	$ 7.27

(1)The prices reported are weighted-average prices and include commissions paid in per share prices. These shares of Common Stock were purchased in multiple transactions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in this Footnote 1.

13D

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of Innovative Eyewear, Inc, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 23, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 23, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 23, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee